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                      AMENDMENT TO ASSET PURCHASE AGREEMENT

         THIS AMENDMENT TO ASSET PURCHASE AGREEMENT entered into as of February 26, 1999 (this "Amendment"), by and among THE SOURCE INFORMATION MANAGEMENT COMPANY, a Missouri corporation (the "Buyer"), MYCO, INC., an Illinois corporation, and RY, INC., an Illinois corporation (MYCO, Inc. and RY, Inc. referred to collectively as "Sellers" and individually as a "Seller"). The Buyer and the Sellers are referred to collectively herein as the "Parties."

         WHEREAS, the Parties have executed an Asset Purchase Agreement dated as of February 19, 1999 (the "Purchase Agreement"); and

         WHEREAS, the Parties desire to amend the terms of the Purchase
Agreement.

         Now, therefore, in consideration of the mutual promises herein made, and in consideration of the representations, warranties, and covenants contained in the Purchase Agreement, the Parties agree as follows:

         1. Section 2(c) of the Purchase Agreement shall be deleted in its entirety and replaced with the following:

         (c) Initial Purchase Price. The Buyer agrees to pay to the Sellers at the Closing $12 million in cash and 134,615 shares of Buyer Stock (the "Initial Purchase Price"). The Initial Purchase Price shall be allocated between Sellers as provided in Exhibit B.

         2. Section 2(f) of the Purchase Agreement shall be deleted in its entirety and replaced with the following:

         (f) Additional Purchase Price. MYCO will be entitled to receive as additional consideration hereunder (the "Additional Purchase Price") 250,000 shares of Buyer Stock if Source-Myco, Inc.'s earnings before interest, taxes, depreciation and amortization ("EBITDA") for the twelve (12) month period immediately following the Closing hereunder (the "One Year EBITDA") exceeds Four Million Dollars ($4,000,000). In the event that the One Year EBITDA does not exceed Four Million Dollars ($4,000,000), the Additional Purchase Price shall be reduced by 150,000 shares of Buyer Stock and by one (1) additional share of Buyer Stock for each Ten Dollars ($10) by which One Year EBITDA is less than Four Million Dollars ($4,000,000); provided, however, that the Additional Purchase Price will not be reduced to less than zero. For purposes of calculating One Year EBITDA, (i) if products are transferred from MYCO to the Buyer or a subsidiary of the Buyer and sold by the transferee to a consumer, MYCO will be credited with the selling price at which such products are sold to the consumer rather than with the inter-company transfer price, and (ii) if front-end fixtures are sold by the Buyer or any subsidiary of the Buyer to any of the retailers listed on Schedule A attached hereto for use at a location and for a purpose to which and for which MYCO had previously sold front-end fixtures in response to an order given to MYCO by the Buyer, MYCO will be credited with


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an amount equal to the EBITDA directly attributable to that sale by the entity selling such fixtures.

         Buyer shall provide MYCO, within forty-five days after the expiration of the twelve (12) calendar month (March, 1999 through February 2000) period described above, with a copy of Source-Myco's financial statements prepared (except as provided in the preceding paragraph) in accordance with Source-Myco, Inc.'s customary accounting practices, which shall comply with generally accepted accounting principles ("GAAP") (and which practices, unless they are not in accordance with GAAP, MYCO shall not have the right to object to), including an EBITDA schedule, for the twelve (12) month period immediately following the Closing hereunder (the "Calculation"). If MYCO notifies Buyer in writing that it accepts the Calculation, or if MYCO fails to object thereto in writing on or prior to the 15th day after the date on which the Calculation is delivered to it, the Calculation shall be deemed to have been accepted by MYCO, and Buyer shall deliver to MYCO the number of shares of Buyer Stock representing the Additional Purchase Price.

         If MYCO, prior to the 15th day after delivery to it of the Calculation, delivers a written objection thereto to Buyer (subject to the condition on objection contained in the preceding paragraph) and if the Parties are unable to agree to the Calculation within fifteen (15) days after such written objection, the Parties shall retain the services of an independent accounting firm of national reputation (the "Auditor") to determine the amount of the Additional Purchase Price. If the Parties are unable to agree on selection of the Auditor, the Auditor shall be selected by the independent accountants then performing audit services for the Buyer. Buyer and MYCO shall each bear 50% of the fees and other expenses of the Auditor. All Parties shall cooperate with the Auditor and provide it with all records and documentation the Auditor may reasonably request in order to determine the Additional Purchase Price. The determination of the Auditor shall be final and binding on all Parties.

         3. Exhibit E to the Purchase Agreement, titled "EBIDTA Schedule" shall be deleted in its entirety. Any reference to Exhibit E in the Purchase Agreement shall also be deleted.

         4. All other terms and provisions of the Purchase Agreement shall remain in full force and effect.


                            [Signature Page Follows]


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         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                             The Source Information Management Company

                                /s/ S. Leslie Flegel
                             By:_____________________________________________
                                S. Leslie Flegel
                                Chairman and Chief Executive Officer


                             MYCO, Inc.

                                /s/ Robert Yedor
                             By:_____________________________________________
                                Robert Yedor
                                President


                             RY, Inc.

                                /s/ Robert Yedor
                             By:_____________________________________________
                                Robert Yedor
                                President